Exhibit 99.3
TRANSLATED FROM THE FRENCH

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,652,688.41 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
379 001 530 R.C.S. LYON

BOARD REPORT TO BE SUBMITTED TO THE COMBINED ORDINARY
AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS
TO BE HELD ON OCTOBER 24TH, 2005

Ladies and Gentlemen,
We have called you in both an Ordinary General Shareholders’ Meeting and an Extraordinary General Shareholders’ Meeting in order to submit to your approval (i) the election of three additional Board members of the Company, (ii) to provide for their compensation in such role, including the proposed issuances of a total number of 250,000 warrants (BSA) reserved to certain Board members of the Company, (iii) to amend two articles of the articles of association of the Company, (iv) to authorize the Board of Directors to proceed with an increase of share capital by issuing shares whose subscription is reserved to the Company’s employees members of a corporate saving plan (plan d’épargne d’entreprise), and (v) to provide for allocation or issuance of the Company’s shares without consideration to employees of the Company or companies or economic interest groups affiliated with the Company, which may be used as an alternative to, or in conjunction with, the current option plans as a method of providing incentive compensation for Company employees.
Summary of the situation of the Company during the current fiscal year
During the first 9 months of 2005 year, we have pursued our efforts to continue and develop our collaboration with our partners according to the license agreements signed.
We obtained one milestone payment in recognition of our technical progress and scientific achievements on the TAP contract.
On July 28, 2005, we announced the financial results for the first half of 2005. For the first 6 months, Flamel reported total revenues of $14.2 million, compared to $23.3 million in the first half of 2004. Expenses increased to $31.7 million compared to $21.6 million in the first half of 2004, largely as a result of increased clinical and pre-clinical study work and personnel, related to projects developed internally such as Interleukin and Interferon, or developed with our partners.
Net loss in the first half of 2005 was $(9.0) million, compared to a net profit of $2.0 million in the first half of last year.

On September 5, 2005, the Company announced the termination by TAP Phamaceutical Products Inc. of the license agreement related to the Company’s Micropump Technology for use in the delivery of lansoprazole, the active ingredient in TAP’s product Prevacid®.
Presentation of the Resolutions within the competence of the Ordinary General Meeting
Election and Compensation of Additional Members of the Board of Directors (first, second, third and fourth resolution)
To reflect the international stature and size of the Company better, the shares of which are traded on the NASDAQ, the Board of Directors has considered that it would be desirable to propose to the Shareholders to increase the number of Directors presently serving on the Company’s Board. The first three resolutions proposed cover the appointment of three additional directors to the Board, for a total of six members. The three new directors would be Mr. John Vogelstein, an eminent investor and banker who has focused much of his career on the pharmaceutical and healthcare industry; Mr. Frédéric Lemoine, a distinguished leader in the French public and private sectors, and Mr. Stephen Willard, the chief executive of the Company and a member of the Board of Directors from 2001-2005. The credentials regarding these new members of the Board are attached hereto, as Annex A to this report. The term of office of each director is expected to expire in June 2006, following the General Meeting convened to approve the financial statement for the fiscal year ending December 31, 2005, in accordance with the Articles of Association of the Company. (first, second and third resolutions)
In connection with the appointment to the Board of Directors of these new Directors, and in light of increased involvement and the greater responsibilities of the Directors, we propose to reset the total amount of annual attendance fees allocated to the Board at 500,000 Euro. If approved, this total annual amount would replace the current annual total amount of 240,000 Euro, which was set by the General Meeting of the Shareholders held on June 22, 2005. If you vote in favor of this resolution and the eighth resolution below, the commitment and involvement of the directors and especially the non executive directors will be enhanced, as they will only benefit from the warrants (BSA), whose issuance is reserved to them, if they subscribe to the warrants (BSA) at their fair value, using as the case may be, all or part of their fees. (fourth resolution)
Presentation of the Resolutions within the competence of the Extraordinary General
Meeting
Amendment of the Company’s Article of Associations to permit meetings of the Board of Directors through videoconferencing and other telecommunications means (fifth resolution)
The fifth resolution is intended to permit the Company’s Board of Directors to avail of the possibility offered by a recent change in French corporate law which provides that Directors who participate in Board meeting via telecommunications means will be deemed present for calculation of the quorum and the majority requirements for meetings of the Board, for certain Board meeting and subject to technical specifications to be determined by a Conseil d’Etat decree.

Amendment of the Company’s Article of Associations to permit appointment of directors with less restricted age limitation (sixth resolution)
The sixth resolution is intended to permit the Company to benefit from the flexibility permitted by French law regarding the age limit of the members of the Board. Considering that criteria such as professional qualifications, independence, personal reputation and social competence are of overriding importance when looking for a successful board appointment, the Board requires your approval to provide for an amendment of the article of association of the Company which would allow the shareholders to appoint directors even if they are over 70 years old in accordance with the dispositions provided for in the Commercial Code.
Authorization to be granted to the Board to make awards of existing or newly issued shares of the Company without consideration (“attribution gratuite d’actions”), to employees or officers of the Company or companies or economic interest groups affiliated with the Company (seventh resolution)
In the seventh resolution, the Board of Directors is seeking a thirty-eight month authorization to grant shares without consideration (new or existing Flamel shares) to employees and corporate officers of the Company and related companies, in accordance with the new provisions of the Commercial Code. The total number of shares without consideration granted will not exceed 200,000 shares.
This authorization is sought in order to maximize the methods of providing equity compensation to employees beyond the current stock option plan and to attract and retain personnel and officers. As the Company expects to begin expensing equity compensation beginning in fiscal year 2006, the flexibility may be helpful to the Board of Directors as it contemplates further grants of equity-related compensation.
The allocation of these shares without consideration to their beneficiaries will only be definitive after a vesting period of at least two years and the shares will be subject to a compulsory two-year holding period as from the end of the said vesting period. The Board of Directors will be entitled to extend these vesting and holding periods and to determine the conditions and, where applicable, the criteria for allocating the shares without consideration, subject to the regulations then in force, amongst these the application decree of the newly adopted law.
The Board of Directors shall inform the Ordinary General Meeting of the shareholders, every year of the operations carried out pursuant to this authorization.
Warrants which may be purchased by Members of the Board of Directors; Proposed issuances of 250,000 warrants (BSA) reserved to certain Board members of the Company and would be Board members of the Company (eighth resolution).
During the General Shareholders’ Meeting held in June 2005, three Board members were elected. They are Messrs. Cor Boonstra, Randy Thurman, and Ellie Vannier (President). At the present General Meeting, we propose the appointment of three additional candidates: Messrs. Lemoine, Vogelstein, and Willard.
The Company’s management believes that equity compensation is the best way to align the interests of directors and shareholders, as well as to retain and attract key persons. Therefore, in connection with their contribution to the management of the Company, the Company proposes that you decide upon the issuance of up to 250,000 warrants (BSA) in the form used to compensate previous boards of directors.

In order to provide us with greater flexibility, we propose that you authorize the Board to make use of such authorization during an eighteen-month period and to delegate to the board the power to determine the beneficiaries of these warrants (BSA), as well as the subscription price of these warrants (BSA) to be determined pursuant to their fair value.
This decision to issue warrants (BSA), if you decide to adopt it, requires the cancellation of the preferential subscription rights of the shareholders in respect of the subscription of these warrants (BSA), for the benefit of their beneficiaries.
We inform you therefore that you will have to cancel the preferential right of subscription attributed to the shareholders by article L. 225-132 of the Commercial Code and to reserve the subscription of these 250,000 warrants (BSA) to the beneficiaries determined by the Board amongst the class of persons consisting of the Directors of the Company who are not officer and/or employee of the Company (including the Chairman) as stated in the resolution submitted to your approval.
We propose that you decide to authorize the Board to issue 250,000 warrants (BSA) for a subscription price to be paid up in cash and determined by the Board based on the evaluation of an independent expert. Such evaluation shall be the fair value of the warrants (BSA) which will be in part a function of the subscription price of the shares to be determined by the Board, in accordance with the provisions set forth in the paragraph below.
We propose that you decide that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter and in the Board’s decision to issue the warrants (BSA), the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the day preceding the decision of the Board to issue such warrants (BSA), provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision.
We propose that you decide that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within five years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise. If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the warrant (BSA) and the attached right to subscribe will lapse automatically.
We propose that you decide that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:
•	conduct any change in its corporate organization,
•	conduct any change in its corporate purpose,
•	change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code,
•	issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code;
We propose that you decide that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code.
We propose that you decide that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final.
We propose that you acknowledge that, pursuant to the provisions of Article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of Article L. 225-96 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company.
We propose that you decide the issue of a maximum of 250.000 new ordinary shares of an approximate nominal value of 0.12 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 30.490 euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code.
We propose that you decide that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation.
We propose that you decide that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting.
We propose that you acknowledge that, such warrants (BSA) shall be issued within a maximum period of eighteen (18) months from the date of the General Meeting in accordance with Article L. 225-138 of the Commercial Code.
Finally we propose that you decide to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the present resolution and by law, and in particular:
–	to issue and fix the subscription price of the warrants (BSA)
–	determine the beneficiaries amongst the category defined by this resolution,
–	to fix the issue price of the shares to be subscribed upon exercise of the warrants (BSA) in accordance with terms and conditions set by the present resolution, the dates, periods and conditions of subscription and final details of the issue within the limits laid down by this general meeting of shareholders and to allocate the issue premium, as the case may be,
–	to close the subscription period early or extend its date, if required,
–	to gather the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA),
–	to record the number of shares issued on exercise of the warrants (BSA) and carry out any formalities resulting from the corresponding increases in share capital and make the corresponding amendments to the bylaws,

–	to take any action required to ensure the protection of the warrant holder in the event of financial operations relating to the Company, in accordance with the legal and regulatory provisions in force, and generally, to take any action and carry out any formality which is useful in respect of this issue.
Proposed issuances of shares reserved to the Company’s employees (ninth resolution).
In compliance with the provisions of article L. 225-129-6 of the Commercial Code and of Article L. 443-5 of the Labor Code, we remind you that the shareholders must, for every proposed capital increase in cash submitted to them, be also invited to vote on a contemplated capital increase to be effected pursuant to the provisions of Article L. 443-5 of the Labor Code, i.e. by reserving the said increase to employees having subscribed to and any person authorized to subscribe to a company savings plan, even though the company concerned has not implemented such a plan.
In consideration of the above-mentioned operations, we therefore invite you to vote on a proposed capital increase reserved to employees of the Company (resolution eighth).
This capital increase would imply the cancellation of the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities giving access to the share capital in under the terms and conditions provided by applicable laws and regulations.
In order to comply with this legal provisions, we submit to your approval a draft resolution authorizing the Board of Directors and grant it all powers, for a term not to exceed 26 months in order to increase the share capital of the Company in a maximum nominal amount of 1% of the share capital as of the date of the General Meeting and to set the amount of the subscription price, in accordance with the terms and conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code.
We draw your attention to the fact that the Company does not have a company savings plan. In addition, the Board considers this authorization unnecessary considering the Company’s current situation. Therefore, we suggest to you to vote against such resolution.
Authority to be given in connection with filing, publication, and registration formalities (tenth resolution)
The tenth resolution is the standard resolution, which gives the necessary powers to carry out legal publication and other formalities in relation to the Combined Ordinary and Extraordinary General Meeting.
* *
With regard to the resolutions to be approved in accordance with the quorum and majority requirements of ordinary general meeting (resolutions one through four), we recommend that stockholders vote in favor of resolutions one through four.
With regard to the resolutions to be approved in accordance with the quorum and majority requirements of extraordinary general meetings (resolutions five through ten), we recommend that stockholders vote in favor of resolutions five, six, seven, eight and ten and against resolution nine.
The Board of Directors

ANNEX A
Information regarding the new members of the Board of directors whose appointment is proposed to the shareholders.
          FREDERIC LEMOINE

Date of Birth	June 27th, 1965 (40 years old)
Place of Birth	Neuilly sur Seine (92), France
Professional Background	Serves as the Chairman of the Board of Areva, a world-leader in the nuclear industry. He also serves as Chairman of the Audit Committee and Director of Groupama, the French insurance company, as well as being a Senior Advisor for McKinsey.
From June 2002 to May 2004, he worked with the President of the French Republic as Deputy General Secretary for Economic Affairs. Mr. Lemoine is a graduate of the Haute Etudes Commerciales School of Management (HEC).
          JOHN L. VOGELSTEIN

Date of Birth	December 9th, 1934 (70 yrs old)
Place of Birth	New York (NY), USA
Professional Background	He is Vice Chairman of Warburg Pincus and a highly regarded investor and advisor. He has been active in the field of finance for more 50 years.
Prior to joining Warburg Pincus, he was a Partner of Lazard Freres & Co. Mr. Vogelstein is a director of Journal Register Company and Mattel, Inc. He is Chairman of the Board of Trustees of Prep for Prep; Vice Chairman of the Board of Overseers of the Leonard N. Stern School of Business; a Trustee of New York University, The Jewish Museum and Congregation Emanu-El; a member of the Board of Pardee Rand Graduate School and Gillen Brewer School; Chairman of the Investment Committee of the New York City Ballet, and a member of the Advisory Board of Christie’s.
          STEPHEN H. WILLARD

Date of Birth	October 18th, 1960 (45 yrs old)
Place of Birth	New York (NY), USA
Professional Background	He is the Chief Executive Officer of Flamel Technologies. From August 2000 until being named CEO by the Board of Directors in June 2005, Mr. Willard served as Executive Vice President, Chief Financial Officer, and General Counsel of Flamel. Prior to joining Flamel, Mr. Willard was employed as vice president of Biovail Corporation. He also worked as an investment banker at Credit Suisse First Boston and as an attorney with Gibson, Dunn & Crutcher LLP, and Shearman & Sterling LLP. He is a graduate of Yale Law School (1985) and Williams College (1982). Mr. Willard also serves as an outside director of E*TRADE Financial Corporation. .